Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 1, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated June 3, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015004282/f424b30615_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

On June 25, 2015, Grey Frandsen, Chief Solutions Officer of ieCrowd, sent the following text via e-mail to individuals that had made donations to ieCrowd’s Indiegogo campaign.

KITE Supporter Email

Subject Line: Parent Company Behind Kite Opening IPO to Crowd

Image: Image and text below will by a hyperlink to our page on BANQ.

Dear Kite Supporter,

Big News! As I wrote in our Indiegogo update last week, with a vision of making the innovation commercialization process more democratic and transparent, Kite's parent company, ieCrowd, is going public. And we are opening up our IPO to consumers in a way that few, if any, IPOs have ever done before.

Visit www.banq.co/iecrowd to read our prospectus and watch our videos

I hope you will take a few minutes to learn more about why Kite's parent company IPO matters to our big Kite family (you) and our efforts around the world. ieCrowd’s IPO will provide a boost for Kite Patch and Kite technology development and our potential to affect mosquito-borne disease globally.

We believe more people should have the opportunity to be involved in commercializing innovations like Kite – which is one of the reasons we are going public and why we are opening up our IPO to everybody. People can invest in our IPO using the online investment platform BANQ. There is no minimum investment other than 1 unit of securities for $6.40.

We would love for you to take a minute to learn more about the IPO and ieCrowd’s other innovations. Go to www.banq.co/iecrowd for our prospectus, a company overview video and three videos about our innovations and, for people who are interested, a way to participate.

Please feel free to share this with your colleagues and friends via email (if you do please include the text below).

Thank you!

Grey Frandsen

Chief Solutions Officer, ieCrowd

Business Unit President, Olfactor Laboratories, Inc.

This is not an offer to sell, or a solicitation of an offer to buy, any securities. ieCrowd has filed a registration statement (including a prospectus) with the SEC for the initial public offering of ieCrowd securities. Before you invest, you should read the prospectus and other documents ieCrowd has filed with the SEC. You can get these documents for free by visiting EDGAR at SEC.gov or by calling, toll-free, 1-800-304-6994.